SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For filings with the FSA include the annex
For filings with the issuer exclude the annex

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ryanair Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Capital Research and Management Company
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	20 July 2011
6. Date on which the issuer notified:	21 July 2011
7. Threshold(s) that is/are crossed or reached:	Below 16%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary (IE00B1GKF381)	745,000	745,000		745,000		745,000		0.0500%
ADR (US7835131043)	47,706,337	238,531,685		47,290,599		236,452,995		15.8616%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
237,197,995	15.9115%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact Name:
15. Contact telephone number:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 July, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary